UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

EARTHSTONE ENERGY, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

27032D304

(CUSIP Number)

D. Martin Phillips

EnCap Investments L.P.

1100 Louisiana Street, Suite 4900

Houston, Texas 77002

(713) 659-6100

with a copy to:

W. Matthew Strock

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27032D304

1	Name of Reporting Person Bold Energy Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 38,568,332 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 38,568,332 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,568,332 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.56% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), (i) directly holds 33,956,524 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock”), of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”), and an equivalent number of membership units (“EEH Units”) of Earthstone Energy Holdings, LLC, a Delaware limited liability company (“EEH”), which together are exchangeable for shares of Class A common stock, $0.001 par value per share (“Class A Common Stock”), of Earthstone and (ii) may be deemed to beneficially own 4,611,808 shares of Class A Common Stock pursuant to a Voting Agreement, dated as of May 9, 2017, by and among Earthstone, Bold, Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), and EnCap Investments L.P., a Delaware limited partnership (“EnCap Investments”), as amended by the First Amendment to the Voting Agreement, dated as of April 22, 2020, by and among Earthstone, Bold and EnCap Investments (the “Voting Agreement”), pursuant to which EnCap Investments and Bold have agreed not to vote any shares of Class A Common Stock or Class B Common Stock held by them in favor of certain actions in accordance with the terms of the Voting Agreement. The shares of Class B Common Stock covered by this item also may be deemed to be beneficially owned by EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), through its ownership of EnCap Investments, a party to the Voting Agreement. On May 19, 2017, Oak Valley was dissolved after filing a certificate of cancellation with the Delaware Secretary of State and, consequently, ceased to be a party to the Voting Agreement. The Class A Common Stock, Class B Common Stock and EEH Units are collectively referred to herein as “Securities.” Bold disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any other purpose.

(2)

This calculation is based on an assumed combined total of 84,648,581 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of 50,692,057 shares of Class A Common Stock outstanding as of September 30, 2021, as reported by Earthstone in that certain Purchase and Sale Agreement, dated as of September 30, 2021, by and among Earthstone, EEH and Foreland Investment LP (the “Foreland PSA”), filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone with the Securities and Exchange Commission on October 4, 2021, and (b) assumes that all 33,956,524 shares of Class B Common Stock beneficially owned by the Reporting Persons (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 34,353,995 shares of Class B Common Stock outstanding on September 30, 2021, as reported by Earthstone in the Foreland PSA.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund VII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 4,611,808
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,611,808

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,611,808
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.10% (1)
14	Type of Reporting Person PN

(1)	This calculation is based on a total of 50,692,057 shares of Class A Common Stock outstanding as of September 30, 2021, as reported by Earthstone in the Foreland PSA.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 2,303,000
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 2,303,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,303,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.54% (1)
14	Type of Reporting Person PN

(1)	This calculation is based on a total of 50,692,057 shares of Class A Common Stock outstanding as of September 30, 2021, as reported by Earthstone in the Foreland PSA.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Energy Capital Fund IX, L.P.
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 38,568,332 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 38,568,332 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,568,332 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.56% (2)
14	Type of Reporting Person PN

(1)

EnCap Energy Capital Fund IX, L.P. (“EnCap Fund IX”) owns 100% of the membership interests of Bold. Bold (i) directly holds 33,956,524 shares of Class B Common Stock and an equivalent number of EEH Units, which together are exchangeable for shares of Class A Common Stock and (ii) may be deemed to beneficially own 4,611,808 shares of Class A Common Stock pursuant to the Voting Agreement. See Footnote 1 on Page 1 above. Therefore, EnCap Fund IX may be deemed to beneficially own all of the reported Securities that are deemed to be beneficially owned by Bold. EnCap Fund IX disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

This calculation is based on an assumed combined total of 84,648,581 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of 50,692,057 shares of Class A Common Stock outstanding as of September 30, 2021, as reported by Earthstone in the Foreland PSA. There were a total of 34,353,995 shares of Class B Common Stock outstanding on September 30, 2021, as reported by Earthstone in the Foreland PSA.

CUSIP No. 27032D304

1	Name of Reporting Person EnCap Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds Other (Not Applicable, See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☒
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 40,871,332 (1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 40,871,332 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,871,332 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.28% (2)
14	Type of Reporting Person OO (Limited Liability Company)

(1)

EnCap Partners GP is the sole general partner of EnCap Partners, LP, which is the managing member of EnCap Investments Holdings, LLC, which is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the general partner of EnCap Investments, which is the general partner of EnCap Equity Fund VII GP, L.P., EnCap Equity Fund VIII GP, L.P. and EnCap Equity Fund IX GP, L.P., each of which are the general partners of EnCap Energy Capital Fund VII, L.P., EnCap Energy Capital Fund VIII, L.P. and EnCap Fund IX, respectively. EnCap Fund IX owns 100% of the membership interests of Bold.. Therefore, EnCap Partners GP, through its indirect ownership of Bold and the Class A Funds, may be deemed to share the right to direct the disposition of the reported Securities. Further, EnCap Partners GP, through its ownership of EnCap Investments, may be deemed to beneficially own and share the right to direct the vote of the Securities pursuant to the Voting Agreement. EnCap Partners GP disclaims beneficial ownership of the reported Securities except to the extent of its pecuniary interest therein, and this statement shall not be deemed an admission that it is the beneficial owner of the reported Securities for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(2)

This calculation is based on an assumed combined total of 84,648,581 shares of Class A Common Stock outstanding. This assumed combined total outstanding (a) consists of 50,692,057 shares of Class A Common Stock outstanding as of September 30, 2021, as reported by Earthstone in the Foreland PSA and (b) assumes that all 33,956,524 shares of Class B Common Stock beneficially owned by the Reporting Persons (along with an equivalent number of EEH Units, but no other shares of Class B Common Stock or EEH Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 34,353,995 shares of Class B Common Stock outstanding on September 30, 2021, as reported by Earthstone in the Foreland PSA.

Explanatory Note

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on May 27, 2014 (the “First Schedule 13D”) by Oak Valley Resources, LLC, a Delaware limited liability company (“Oak Valley”), as amended by Amendment No. 1 filed by Oak Valley on November 16, 2016 (the “Second Schedule 13D”), as further amended by Amendment No. 2 filed by Bold Energy Holdings, LLC, a Texas limited liability company (“Bold”), on June 1, 2018 (the “Third Schedule 13D”), as further amended by Amendment No. 3 filed by Bold on October 25, 2018 (the “Fourth Schedule 13D”), as further amended by Amendment No. 4 filed by Bold on October 30, 2019 (the “Fifth Schedule 13D”), as further amended by Amendment No. 5 filed by Bold on December 23, 2020 (the “Sixth Schedule 13D”), and as further amended by Amendment No. 6 filed by Bold on January 12, 2021 (the “Seventh Schedule 13D” and, together with the First Schedule 13D, the Second Schedule 13D, the Third Schedule 13D, the Fourth Schedule 13D, the Fifth Schedule 13D, the Sixth Schedule 13D and the Seventh Schedule 13D, the “Original Schedule 13D” and, the Original Schedule 13D as further amended and supplemented by this Amendment, the “Schedule 13D”), and relates to the beneficial ownership of the shares of Class A common stock, $0.001 par value per share, of Earthstone Energy, Inc., a Delaware corporation (“Earthstone”). Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Original Schedule 13D in their entirety. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed on behalf of the reporting persons identified on the cover pages of this Amendment. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as set forth below:

This Schedule 13D is being filed by Bold, EnCap Partners GP, LLC, a Delaware limited liability company (“EnCap Partners GP”), EnCap Energy Capital Fund VIII, L.P. (“EnCap Fund VII”), EnCap Energy Capital Fund VII, L.P. (“EnCap Fund VIII”) and EnCap Energy Capital Fund IX, L.P., each a Texas limited partnership (“EnCap Fund IX” and, together with EnCap Fund VII and EnCap Fund VIII, the “EnCap Funds”). Bold, the EnCap Funds and EnCap Partners GP (collectively, the “EnCap Entities”) are sometimes referred to in this Schedule 13D individually as a “Reporting Person” and, collectively, they are referred to herein as the “Reporting Persons.”

The principal business of Bold is its investment in the securities of Earthstone. The principal business of each of the EnCap Funds is investing in securities of energy companies and related assets. The principal business of EnCap Partners GP is indirectly managing the EnCap Funds. The address of the principal office of the EnCap Entities is 1100 Louisiana Street, Suite 4900, Houston, Texas 77002.

Information regarding the executive officers, managers or other control persons of Bold, the EnCap Funds and EnCap Partners GP is set forth on Schedule A, Schedule B and Schedule C, respectively, attached hereto. Schedule A, Schedule B and Schedule C attached hereto set forth the following information as to each such person:

(i).	name;

(ii).	residence or business address;

(iii).	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv).	citizenship.

Other than as set forth on Schedule B attached hereto, during the last five years, to the best of the Reporting Person’s knowledge, no person named on Schedule A, Schedule B or Schedule C attached hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended to include the following after the final paragraph:

Tracker Purchase and Sale Agreement

On July 20, 2021, Earthstone, EEH, Tracker Resource Development III, LLC (“Tracker”) and TRD III Royalty Holdings (TX), LP (“RoyaltyCo,” and together with Tracker, the “Tracker Sellers”) closed certain transactions pursuant to a Purchase and Sale Agreement entered into on March 31, 2021 (the “Tracker PSA”). Pursuant to the PSA, among other things, Earthstone acquired certain interests in certain oil and gas leases and related property of Tracker (collectively, the “Tracker Acquisition”) for aggregate consideration consisting of the following: (i) $22.5 million in cash, net of preliminary and customary purchase price adjustments and subject to final post-closing settlement between EEH and the Tracker Sellers (the “Tracker Cash Consideration”), and (ii) 4,700,000 million shares of Class A Common Stock (the “Tracker Shares”). In connection with the Tracker Acquisition, pursuant to the Tracker PSA and at the direction of the Tracker Sellers, Earthstone issued all of the Tracker Shares to the members of Tracker, including EnCap Fund VIII (collectively, the “Tracker Holders”), in amounts proportionate to such members’ respective ownership interests in Tracker. As a result, EnCap Fund VIII received 2,303,000 of the Tracker Shares, and, following final post-closing settlement of the amount of the Tracker Cash Consideration, EnCap Fund VIII will be entitled to receive 49% of such amount.

The foregoing description of the Tracker PSA does not purport to be complete and is qualified in its entirety by the actual Tracker PSA, a copy of which is filed as Exhibit 2.3 to this Amendment and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended to include the following after the final paragraph:

Tracker Registration Rights Agreement; Lock-Up Agreement

On July 20, 2021, in connection with the closing of the Tracker Acquisition, Earthstone, the Tracker Holders and certain other persons holding shares of Class A Common Stock entered into a Registration Rights Agreement (the “Tracker RRA”). Pursuant to the terms of the Tracker RRA, among other things, EnCap Fund VIII and the other Tracker Holders have (i) registration rights with respect to the Tracker Shares, (ii) the right to demand that Earthstone register shares of their Class A Common Stock for sale in registered underwritten offerings, subject to certain limitations, and (ii) piggyback rights to register the shares of Class A Common Stock held by them in other registered underwritten offerings of equity securities conducted by Earthstone. Pursuant to the terms of the Tracker RRA, on August 4, 2021, Earthstone filed a Registration Statement on Form S-3 with the Commission registering the offer and sale from time to time by the Tracker Holders of all or any portion of their respective Tracker Shares, which was declared effective by the Commission on August 16, 2021.

On July 20, 2021, in connection with the closing of the Tracker Acquisition, Earthstone and EnCap Fund VIII entered into a lock-up agreement (the “Tracker Lock-Up Agreement”) providing that EnCap Fund VIII will not transfer any of the Tracker Shares that it received at the closing of the Tracker Acquisition for a period of 120 days after the closing of the Tracker Acquisition.

The foregoing description of the Tracker RRA and the Tracker Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the actual Tracker RRA and Tracker Lock-Up Agreement, copies of which are filed as 10.8 and 10.9 to this Amendment, respectively, and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit No.	Description of Exhibit

1.1	Joint Filing Agreement dated October 27, 2021.

2.1	Contribution Agreement dated November 7, 2016, by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Lynden USA Inc., Lynden USA Operating, LLC, Bold Energy Holdings, LLC and Bold Energy III LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on November 8, 2016).

2.2	First Amendment to the Contribution Agreement dated March 21, 2017 by and among Earthstone Energy, Inc., Earthstone Energy Holdings, LLC, Lynden USA Inc., Lynden USA Operating, LLC, Bold Energy Holdings, LLC, and Bold Energy III LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on March 23, 2017).

2.3	Purchase and Sale Agreement dated March 31, 2021, by and among Tracker Resource Development III, LLC, TRD III Royalty Holdings (TX), LP, Earthstone Energy, Inc. and Earthstone Energy Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Earthstone Energy Inc. with the Commission on April 5, 2021).

10.1	Registration Rights Agreement dated May 9, 2017, by and among Earthstone Energy, Inc., Bold Energy Holdings, LLC and the other persons parties thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on May 15, 2017).

10.2	Voting Agreement dated May 9, 2017, by and among Earthstone Energy, Inc., EnCap Investments L.P., Oak Valley Resources, LLC and Bold Energy Holdings, LLC (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on May 15, 2017).

10.3	First Amendment to the Voting Agreement dated April 22, 2020, by and among Earthstone Energy, Inc., EnCap Investments L.P. and Bold Energy Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Earthstone Energy, Inc. with the Commission on April 24, 2020).

10.4	Redemption Agreement dated June 1, 2018, by and between Bold Energy Holdings, LLC and Bold Energy Management III LLC (incorporated by reference to Exhibit 10.3 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on June 18, 2018).

10.5	Securities Purchase Agreement dated December 17, 2020, by and among EnCap Energy Capital Fund V, L.P., EnCap V-B Acquisitions, L.P., EnCap Energy Capital Fund VI, L.P., EnCap VI-B Acquisitions, L.P. and Independence Resources Holdings, LLC (incorporated by reference to Exhibit 10.5 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on December 23, 2020).

10.6	Voting Agreement dated January 7, 2021, by and among Earthstone Energy, Inc., certain entities affiliated with Warburg Pincus & Company US, LLC and EnCap Investments L.P. (incorporated by reference to Exhibit 10.6 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on January 12, 2021).

10.7	Waiver of Right to Appoint an Additional Director dated January 7, 2021, by EnCap Investments L.P. (incorporated by reference to Exhibit 10.7 to the Schedule 13D/A filed by Bold Energy Holdings, LLC with the Commission on January 12, 2021).

10.8	Registration Rights Agreement dated July 20, 2021, by and among Earthstone Energy, Inc., Tracker Resource Development III, LLC, EnCap Energy Capital Fund VIII, L.P., ZIP Ventures I, L.L.C, and Tracker III Holdings, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Earthstone Energy Inc. with the Commission on July 23, 2021).

Exhibit No.	Description of Exhibit

10.9	Lock-up Agreement dated July 20, 2021, by and between Earthstone Energy, Inc. and EnCap Energy Capital Fund VIII, L.P. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Earthstone Energy Inc. with the Commission on July 23, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2021

Bold Energy Holdings, LLC

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VII, L.P.

By:	EnCap Equity Fund VII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Energy Capital Fund IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

EnCap Partners GP, LLC

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

Schedule A

CONTROL PERSONS OF BOLD

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of Bold are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Energy Capital Fund IX, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of Bold Energy Holdings, LLC	n/a	n/a

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

A-1

Schedule B

CONTROL PERSONS OF THE ENCAP FUNDS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of the EnCap Funds are set forth below:

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
EnCap Equity Fund VII GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VII, L.P.	n/a	n/a

EnCap Equity Fund VIII GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund VIII, L.P.	n/a	n/a

EnCap Equity Fund IX GP, L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Energy Capital Fund IX, L.P.	n/a	n/a

EnCap Investments L.P. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Equity Fund VII GP, L.P., EnCap Equity Fund VIII GP, L.P. and EnCap Equity Fund IX GP, L.P.	n/a	n/a

EnCap Investments GP, L.L.C. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Investments L.P.	n/a	n/a

EnCap Investments Holdings, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Sole Member of EnCap Investments GP, L.L.C.	n/a	n/a

EnCap Partners, LP 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Member of EnCap Investments Holdings, LLC	n/a	n/a

EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	General Partner of EnCap Partners, LP	n/a	n/a

On July 10, 2018, EnCap Investments L.P. (“EnCap”) entered into a settlement with the Securities and Exchange Commission (“SEC”) under which EnCap consented to the entry of an order (the “Order”) that finds that EnCap violated Section 206(4) under the Investment Advisers Act of 1940 (the “Advisers Act”) and Rule 206(4)-5 thereunder. Solely for the purpose of settling these proceedings, EnCap admitted to the SEC’s jurisdiction, the subject matter of these proceedings and consented to the Order. The Order required EnCap to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, to be censured and to pay a civil monetary penalty in the amount of $500,000 to the SEC.

B-1

Schedule C

CONTROL PERSONS OF ENCAP PARTNERS GP

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the general partner and other control persons of EnCap Partners GP are set forth below. Except as indicated below, all members of the Board of Managers of EnCap Partners GP listed below are citizens of the United States.

Name and Business Address	Capacity in which Serves	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
David B. Miller 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219	Managing Partner	Managing Partner	EnCap Partners GP, LLC 3811 Turtle Creek Blvd., Suite 2100 Dallas, Texas 75219

Gary R. Petersen 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

D. Martin Phillips 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Robert L. Zorich 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Jason M. DeLorenzo 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

Douglas E. Swanson, Jr. 1100 Louisiana Street, Suite 4900 Houston, Texas 77002	Managing Partner	Managing Partner	EnCap Partners GP, LLC 1100 Louisiana Street, Suite 4900 Houston, Texas 77002

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